

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Brian T. Moynihan
Chief Executive Officer
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC 28255

> **Re: Bank of America Corp /DE/**
> **Form 10-K for the fiscal period ending December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-06523**

Dear Mr. Moynihan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Finance